UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

REPUBLIC FIRST BANCORP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

760416107

(CUSIP Number)

Jason M. Colombo
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 760416107	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON CPV Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,606,001 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,606,001 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,001 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 760416107	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON CPV Republic Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,606,001 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,606,001 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,001 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 760416107	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,606,001 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,606,001 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,001 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.   Security and the Issuer.

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Republic First Bancorp, Inc., a one-bank holding company organized and incorporated under the laws of the Commonwealth of Pennsylvania (the “Issuer”).  The principal executive office of the Issuer is located at 50 South 16th Street, Philadelphia, Pennsylvania 19102.

Item 2.   Identity and Background.

(a) This statement is filed by:
(i) CPV Holdings, LLC (“CPV Holdings”) with respect to the Common Stock held by CPV Republic Investment;
(ii) CPV Republic Investment, LLC (“CPV Republic Investment”) with respect to the Common Stock held by it; and
(iii) Steven A. Cohen (“Mr. Cohen”) with respect to the Common Stock beneficially owned by CPV Republic Investment.
CPV Holdings, CPV Republic Investment and Mr. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities other than as set forth herein.  Further, nothing herein shall be deemed an admission by any Reporting Person of its status as a member of any “group” with respect to Common Stock of the Issuer.  CPV Holdings, CPV Republic Investment and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
(b) The address of the principal business office of CPV Holdings, CPV Republic Investment and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
(c) The principal business of CPV Holdings is to directly or indirectly invest in securities and other investment assets.  The principal business of CPV Republic Investment is to hold the Common Stock.  The principal business of Mr. Cohen is to serve as a principal of Point72 Asset Management, L.P. and other affiliated entities.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Except as set forth below, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  On January 8, 2016, the SEC issued an order accepting an offer of settlement from Steven A. Cohen related to allegations that Steven A. Cohen failed reasonably to supervise an employee of an investment adviser controlled by Steven A. Cohen with a view to preventing such employee’s violation of the securities laws.  The order prohibited Steven A. Cohen from being associated in a supervisory capacity with any investment adviser, broker or dealer until December 31, 2017.  See Advisers Act Release No. IA-4307 (January 8, 2016).

(f) Each of CPV Holdings and CPV Republic Investment are Delaware limited liability companies.  Mr. Cohen is a United States citizen.
Item 3.   Source and Amount of Funds or Other Consideration.

CPV Republic Investment expended an aggregate of approximately $24,200,000.25 of investment capital to purchase the 5,606,001 shares of Common Stock reported hereby.  Such transactions were effected in open market purchases in the ordinary course of business and are held by CPV Republic Investment in commingled margin accounts, maintained at Goldman Sachs & Co., which may extend margin credit to CPV Republic Investment as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.   Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

This Schedule 13D is being filed because Andrew B. Cohen is a member of the board of directors of the Issuer.  Andrew B. Cohen is the Co-Founder and Chief Investment Officer of Cohen Private Ventures, LLC, which may be deemed an affiliate of the Reporting Persons.  Notwithstanding such membership on the board of directors of the Issuer, the shares of Common Stock subject to this Schedule 13D were acquired and are being held only for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of CPV Republic Investment’s investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other available investment opportunities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to CPV Republic Investment and/or other investment funds managed by one or more of the Reporting Persons with respect to the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, cause CPV Republic Investment and/or other investment funds managed by one or more of the Reporting Persons to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling, hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) As of the close of business on October 11, 2018, the Reporting Persons beneficially owned an aggregate of 5,606,001 shares of Common Stock, representing approximately 9.5% of the shares of Common Stock outstanding.  The percentages used herein are calculated based upon the 58,759,853 shares of Common Stock outstanding as of August 6, 2018 as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2018.  CPV Holdings and Mr. Cohen own directly no Shares.  Pursuant to the operating agreement of CPV Republic Investment, CPV Holdings maintains investment and voting power with respect to the securities held by CPV Republic Investment.  Mr. Cohen controls CPV Holdings.   As of October 11, 2018, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of CPV Holdings, CPV Republic Investment and Mr. Cohen may be deemed to beneficially own 5,606,001 shares of Common Stock (constituting approximately 9.5% of the Shares outstanding).  Nothing herein shall be deemed an admission by CPV Holdings or Mr. Cohen of beneficial ownership of the securities of the Issuer.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) CPV Holdings has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 5,606,001 shares of Common Stock, constituting 9.5% of such class of securities;

(ii) CPV Republic Investment has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 5,606,001 shares of Common Stock, constituting 9.5% of such class of securities; and

(iii) Mr. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 5,606,001 shares of Common Stock, constituting 9.5% of such class of securities.

(c) None of the Reporting Persons engaged in transactions in shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.   Material to be filed as Exhibits.
1.   Exhibit 99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

CPV HOLDINGS, LLC

By:  /s/ Kevin J. O’Connor
Name: Kevin J. O’Connor
Title:  Authorized Person

CPV REPUBLIC INVESTMENT, LLC

By:  /s/ Kevin J. O’Connor
Name: Kevin J. O’Connor
 Title: Authorized Person

STEVEN A. COHEN

By:  /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person